9/25

03032400

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Autera Ventures Inc.

*CURRENT ADDRESS

PROCESSED OCT 07 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4653 FISCAL YEAR 2-28-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT: 10/1/03

82-4653

03 SEP 25 AM 7:21

Auterra Ventures Inc.

Stock Quote: TSX: AUW

AR/S
2-28-03

2003 ANNUAL GENERAL MEETING

MATERIALS

Searching for Gold, Silver and Copper

2003 Financial Statements
Proxy Materials

July 2003

Message to Auterra Shareholders

July 15, 2003

We are encouraged with the impact of the significant rise in the gold price over the last year should have on your company. Clearly, we are in the first stages of a long term surging gold market and we are very optimistic that high rewards are in store for gold investors. Auterra also sees a resurging market for base metals especially, copper.

We are pleased to announce that we have been able to option a 100% interest in the promising Rabbit North copper-gold property. Rabbit North is a property with significant potential to host one or even two world-class ore deposits. Rabbit North is a block of mineral claims located 12 km southwest of Afton. It is very well-situated close to roads, rail lines and major highways and is only 25 km southwest of Kamloops. The Rabbit North was evaluated for Auterra by Andre M. Pauwels, P. Geo. Mr. Pauwels formerly was Exploration Manager for Cominco Ltd. with the responsibility of identifying quality exploration projects for acquisition and has an enviable record of success.

Only one large bulk copper and gold deposit mined in British Columbia in the past is attractive at today's market prices – the Afton Copper-Gold Mine near Kamloops. In today's highly competitive metal market, one needs better grades than what have been mined in British Columbia at sites such as Highland Valley, Island Copper, Gibraltar, Granisle, Bell Copper, Huckleberry and Mount Polly. The nearby Afton Mine is special. In British Columbia, the best grade copper-gold porphyry deposit was at the Afton Mine. The Rabbit North covers a large copper-gold porphyry system similar to the Afton Mine. The prime target area at Rabbit North measures 1.5 km^2. DRC Resources is now exploring at depth at the Afton Mine. Their shares trade in the $5.00 - $6.00 range.

We are also very excited about the potential for high grade gold in veins/shears at Rabbit North. High grade gold in veins or shears can be highly profitable. A recent example is the 1 million ounce Snip Gold Mine in Northern British Columbia, grading almost 1 ounce of gold per tonne. At Rabbit North, high grade gold occurs on the periphery of the porphyry zone just as it occurs at the Snip Mine. A drill hole discovered 15.4 g/t gold over 8 meters in 1997.

The Rabbit North Property has a large copper-gold mineralized system similar to that at the Afton Mine and to the high grade gold mined at the Snip Mine in Northern British Columbia.

Mr. Pauwels has advised Auterra that there is excellent potential at Rabbit North for:

- A 50 million tonne deposit amenable to low cost, open pit mining with a content of copper and gold of at least $1 billion. The prime target area for such a deposit at Rabbit North measures 1.5 km^2.

- High grade gold in veins/shears. High grade gold occurs on the periphery of the copper-gold zone.

KEY GEOLOGICAL DATA THAT SUPPORT THE PROPERTY'S VALUE

- The geology at Rabbit North is very similar to the Afton area and is like the geology at Snip Mine because all three are alkaline porphyries. An estimated CD$2 million in exploration expenditures on the property and surrounding area give meaningful indications of copper and gold mineralization that abound on the property. All this information is now available to Auterra.

- The last drilling campaign in 1997 uncovered a new style of mineralization - the high grade gold in fracture zones discovered at the western edges of the alteration zone. Best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. It is now interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters. The target here is a high grade gold zone like the Snip Mine in Northern British Columbia.

- In 1997, a new geochemical technique was applied. This technique, called enzyme-leach, points to copper-gold mineralization in areas not explored or drilled to date due to overburden so that old-fashion prospecting is ineffective. Four enzyme leach targets have been identified in areas of overburden cover and await drilling by Auterra.

Auterra is also encouraged by the recent success of DRC Resources Ltd. at nearby Afton. The Afton Mine was closed in the 90's. DRC Resources Ltd. determined that additional ore was present at depth and its deep drilling in the last few years has delineated resources of 34.3 million tones @1.55% Cu and 1.14 g/t Au, bringing new life to this mine. DRC now has a market cap exceeding $50 million and trades in the range of $5.00 - $6.50.

In summary, we are encouraged by the rise in gold prices in the past year, and all indications that in the long term gold will continue to regain its position as an important force in world financial markets as the US dollar continues to drop and the US economy struggles. We have taken advantage of what were depressed prices and very limited activity in the mining world to acquire an interest in the Rabbit North – an exploration property with world-class potential. We intend to immediately work to build Auterra in order to realize on the opportunities before it as a result of rising gold, precious metals and commodity prices to derive benefit to Auterra and its shareholders from the significant potential at Rabbit North.

This property has excellent geology, is in an area famous for mining, and displays potential for two types of deposit – one like the copper-gold Afton Mine BC's highest grade porphyry deposit 12 km away, and high grade gold in veins/shears like the Snip Mine in Northern British Columbia.

We have solid mining roots in Auterra including ownership of the very promising Cairns Claims near the Kemiss Mine that were acquired from the family of long-time Canadian miner Ossie MacDonald, and a promising future.

I look forward to seeing you at our Annual General Meeting and hearing from you.

I encourage you to visit our website at http://www.auterraventures.com

Please contact me at anytime at:

Ray Roland, President
Auterra Ventures Inc.
501-905 West Pender St.
Vancouver, BC V6C 1L6
Tel# 604-669-5819
Fax# 604-669-5886
E-mail rroland@auterraventures.com

On behalf of the Board of Directors:

"__Raymond W. Roland__", B.Com. (Honours)
Signed

AUTERRA VENTURES INC.

AUTERRA VENTURES INC.
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Auterra Ventures Inc., (hereinafter called the "Company") will be held at the offices of Beruschi & Company, 501 - 905 West Pender Street, Vancouver, British Columbia on August 28, 2003 at the hour of 10 o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended February 28, 2003 and the report of the auditor thereon;

2. To re-appoint Jones Richards & Company, Certified General Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To determine the number of Directors at five;

5. To elect Directors for the ensuing year;

6. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

7. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 14th day of July, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"
RAYMOND ROLAND
President

AUTERRA VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JULY 14, 2003 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON AUGUST 28, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Auterra Ventures Inc. (the "Company") for use at the Annual and Special General Meeting of Members to be held on August 28, 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notices of Meeting was published on January 30, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. July 14, 2003 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 7,947,757 shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Raymond Roland	1,524,006	19.17%

ELECTION OF DIRECTORS

At the last Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at four. Management is proposing to increase the size of the Board to five directors. If this resolution is passed five directors will be elected at the Annual and Special General Meeting.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES *
Raymond Roland Vancouver, B.C. President and Director	President, Roland Financial Services Ltd.; Officer and/or Director of several other public companies; Previously Senior Manager, financial services industry banking, Western Canada of a major Canadian chartered bank	September 26, 1997 to date	1,524,006
Stephen Kenwood Surrey, B.C. Director	Professional Geologist	September 26, 1997 to date	Nil
Vic Berar Richmond, B.C. Director	President of Wriason Seals Ltd.	June 10, 1998 to date	216,000
Tom Torrance North Vancouver, B.C. Director	Forest industry consultant; Former Vice-President, Paper Marketing, Donahue Forest Products	April 16, 1998 to date	25,000
Brian Harris Richmond, B.C. Director	Principal and Director of DataPower USA Inc.	June 16, 2003 to date	100,000

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, Vic Berar and Tom Torrance are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Raymond Roland became the President and Chief Executive Officer of the Company on December 4, 1997. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ended February 28, 2003, February 29, 2002 and February 28, 2001, being the three most recently completed financial years. No other officer's annual compensation during such periods exceeded $100,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Raymond Roland President and CEO	2003	$30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2001	$30,000	Nil	Nil	212,221	Nil	Nil	Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officers during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at February 28, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Raymond Roland	Nil	Nil	0(1)	Nil

(1) During the fiscal year ended February 28, 2003, options to acquire up to 212,221 shares expired, without exercise.

__Termination of Employment or Change of Control__

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended February 28, 2003 or the current financial year in view of compensating such Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

__Compensation of Directors__

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the most recently completed financial year, no options to purchase common shares of the Company's capital stock were granted to non-executive Directors.

The following table sets out information with respect to options exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at February 28, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	Nil	Nil	0(1)	Nil

(1) During the fiscal year ended February 28, 2003, options to acquire up to 176,221 shares expired, without exercise.

MANAGEMENT CONTRACTS

The Company is a party to a Consulting Contract with Roland Financial Services Ltd., a private British Columbia company wholly-owned by Raymond Roland, whereby Roland Financial Services Ltd. is engaged to perform management services at a fee of $2,500 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended February 28, 2003.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Jones Richards & Company, Certified General Accountants, as the Company's auditor until the next Annual General Meeting of Members at remuneration to be fixed by the Board of Directors. Jones Richards & Company, Certified General Accountants is the successor accounting firm of Bruce F. Jamieson & Company, Certified General Accountant. Bruce F. Jamieson & Company were first appointed auditors on May 10, 1994.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

MATERIAL TRANSACTIONS SINCE MARCH 1, 2002

Other Related Party Transactions

During the fiscal year ended February 28, 2003, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. The Company incurred management fees of $30,000 with Roland Financial Services Ltd., a private British Columbia company wholly-owned by the President of the Company.

2. The Company incurred rent expenses of $36,000 and interest expenses of $12,071 with Bedo Ventures Ltd., a private British Columbia company wholly-owned by David Beruschi, corporate secretary of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

During 2002, the Exchange revised its policies with respect to incentive stock options, now requiring that listed companies only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to an employee engaged in investor relations activities of the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less the any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, as of the 18th day of July, 2003.

AUTERRA VENTURES INC.

"Raymond Roland"
RAYMOND ROLAND
Chief Executive Officer and Chief Financial Officer

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: _X_ Schedule A
_X_ Schedules B & C

ISSUER DETAILS:

Name of Issuer	AUTERRA VENTURES INC.
Issuer Address	501 – 905 West Pender Street, Vancouver, BC V6C 1L6
Issuer Telephone Number	(604) 669-3116
Contact Person	Raymond Roland
Contact Position	President
Contact Email Address	N/A
Web Site Address	N/A
Contact Telephone Number	(604) 669-3116
For Quarter Ended	February 28, 2003
Date of Report (yy/mm/dd)	03/07/07

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Ray Roland"	03/07/17
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
" Vic Berar"	03/07/17
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

AUTERRA VENTURES INC.

FINANCIAL STATEMENTS

FEBRUARY 28, 2003

(FEBRUARY 28, 2002)

12

AUTERRA VENTURES INC.

INDEX TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2003

(FEBRUARY 28, 2002)

CONTENTS	PAGE
AUDITORS' REPORT	1
BALANCE SHEETS	2
STATEMENTS OF OPERATIONS AND DEFICIT	3
STATEMENTS OF CASH FLOWS	4
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS	5
NOTES TO THE FINANCIAL STATEMENTS	6 - 14

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

AUDITORS' REPORT

To the Shareholders of
Auterra Ventures Inc.

We have audited the balance sheets of Auterra Ventures Inc. as at February 28, 2003 and February 28, 2002, the statements of operations and deficit, the statements of cash flows, and the schedules of deferred exploration and development costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and February 28, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
July 7, 2003

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

AUTERRA VENTURES INC.
BALANCE SHEET
FEBRUARY 28, 2003
(With comparative audited figures for February 28, 2002)

	2003	2002
		(Note 14)
ASSETS		
Current Assets		
Cash	$ 132	$ 2,771
Cash in trust	96	46
Account receivable (Note 7c)	58,749	86,249
Goods and services tax recoverable	8,077	7,988
Exploration grant receivable	-	5,000
Mineral exploration tax credit recoverable	-	11,651
Prepaid expenses	9,409	1,269
Marketable securities (Notes 2 and 4)	3,000	4,000
	79,463	118,974
Due from Related Party (Note 5)	1,576	1,576
Property, Plant and Equipment (Notes 2 and 6)	8,549	11,530
Mineral Properties, including deferred costs (Notes 2 and 7)	343,361	340,788
	$ 432,949	$ 472,868
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 361,117	$ 289,283
Due to related parties (Note 8)	143,368	69,119
	504,485	358,402
Loan Payable (Note 9)	8,274	7,661
	512,759	366,063
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 10)	2,351,734	2,346,934
Deficit	(2,431,544)	(2,240,129)
	(79,810)	106,805
	$ 432,949	$ 472,868

Approved on Behalf of the Board:

"Ray Roland"	*"Vic Berar"*
Director	Director

The accompanying notes are an integral part of these financial statements.

15

AUTERRA VENTURES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED FEBRUARY 28, 2003
(With comparative audited figures for the year ended February 28, 2002)

	2003	2002
ADMINISTRATION COSTS:		
Accounting and audit	$ 23,980	$ 30,738
Amortization	2,981	4,064
Consulting	-	1,250
Interest	17,958	8,688
Legal fees	46,960	88,179
Management fees	30,000	30,000
Office and miscellaneous	13,354	7,234
Rent	36,000	19,800
Transfer agent and filing fees	8,676	7,323
Travel and promotion	10,161	19,359
	190,070	216,635
OTHER ITEMS:		
Bad debt	-	15,500
Interest income	(268)	(2,735)
Interest on long term debt	613	578
Loss on write-down of marketable securities	1,000	-
Loss on write-off of mineral properties	-	1,610
NET LOSS FOR THE YEAR	191,415	231,588
DEFICIT AT BEGINNING OF YEAR	2,240,129	2,008,541
DEFICIT AT END OF YEAR	$ 2,431,544	$ 2,240,129
Loss per share	$ (0.02)	$ (0.03)

The accompanying notes are an integral part of these financial statements.

AUTERRA VENTURES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2003
(With comparative audited figures for the year ended February 28, 2002)

	2003	2002 (Note 14)
OPERATING ACTIVITIES:		
Net loss for the year	$ (191,415)	$ (231,588)
Adjustments:		
Amortization	2,981	4,064
Interest on long term debt	613	578
Loss on write-down of marketable securities	1,000	-
Loss on write-off of mineral properties	-	1,610
	(186,821)	(225,336)
Changes in non-cash working capital items:		
Account receivable	27,500	(3,890)
Goods and services tax recoverable	(89)	7,809
Exploration grant receivable	2,735	15,000
Mineral exploration tax recoverable	11,651	-
Prepaid expenses	(8,140)	23,756
Accounts payable and accrued liabilities	71,834	169,743
Due to related parties	74,249	(140)
	(7,081)	(13,058)
FINANCING ACTIVITIES:		
Share capital issued for cash	4,800	12,000
INVESTING ACTIVITIES:		
Acquisition costs of property, plant and equipment	-	(180)
Acquisition costs of mineral properties	-	(56,720)
Deferred exploration and development costs, net of mineral exploration tax credit and exploration grant	(308)	(68,960)
	(308)	(125,860)
DECREASE IN CASH	(2,589)	(126,918)
CASH AT BEGINNING OF YEAR	2,817	129,735
CASH AT END OF YEAR	$ 228	$ 2,817
Cash consists of:		
Cash	$ 132	$ 2,771
Cash in trust	96	46
	$ 228	$ 2,817

Supplemental Cash Flow Information (Note 13)

The accompanying notes are an integral part of these financial statements.

AUTERRA VENTURES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED FEBRUARY 28, 2003
(With comparative audited figures for the year ended February 28, 2002)

	Mineral Properties						
	Auterra Properties	AR Properties	2003 Total	Auterra Properties	AR Properties	Haines Gabbro Properties	2002 Total
Exploration and Development Costs:							
Administration and miscellaneous	$ 308	$ -	$ 308	$ 308	$ 1,775	$ -	$ 2,083
Assays	-	-	-	-	847	17,639	18,486
Equipment rental	-	-	-	-	5,569	-	5,569
Geological surveys	-	-	-	-	27,434	9,610	37,044
Travel	-	-	-	-	4,865	-	4,865
	308	-	308	308	40,490	27,249	68,047
Exploration grant	2,265	-	2,265	-	(20,000)	-	(20,000)
Mineral exploration tax credit	-	-	-	(11,651)	7,926	-	(3,725)
Interest expense	-	-	-	-	913	-	913
Total costs incurred during the year	2,573	-	2,573	(11,343)	29,329	27,249	45,235
Balance of Costs at Beginning of Year	80,860	77,428	158,288	92,203	48,099	-	140,302
	83,433	77,428	160,861	80,860	77,428	27,249	185,537
Cost recovery	-	-	-	-	-	(25,639)	(25,639)
Write-off of costs related to abandoned mineral properties	-	-	-	-	-	(1,610)	(1,610)
Balance of Costs at End of Year	$ 83,433	$ 77,428	$ 160,861	$ 80,860	$ 77,428	$ -	$ 158,288

The accompanying notes are an integral part of these financial statements.

18

AUTERRA VENTURES INC.
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2003
(FEBRUARY 28, 2002)

1. NATURE OF BUSINESS AND CONTINUED OPERATIONS

Auterra Ventures Inc. (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in the acquisition and development of mineral properties located in Canada.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
February 28, 2003	$ 2,431,544	$ (425,022)
February 28, 2002	$ 2,240,129	$ (239,428)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

b. Values

The amounts shown for mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

d. Marketable Securities

Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

e. Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

f. Loss per Share

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

g. Incentive Stock Option Plan

The Company has not adopted a formal incentive option plan, but has granted stock options as described in Note 10. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

h. Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from these estimates.

AUTERRA VENTURES INC.
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2003
(FEBRUARY 28, 2002)

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash in trust, account receivable, marketable securities, due from related party, accounts payable and accrued liabilities, due to related parties and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. MARKETABLE SECURITIES

	2003		2002	
	Cost	Market Value	Cost	Market Value
Cora Resources Ltd. (100,000 shares)	$ 3,000	$ 3,000	$ 4,000	$ 4,000

5. DUE FROM RELATED PARTY

An amount due from a corporation controlled by the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

6. PROPERTY, PLANT AND EQUIPMENT

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 11,336	$ 6,615	$ 4,721	$ 6,746
Furniture and fixtures	6,600	2,772	3,828	4,784
	$ 17,936	$ 9,387	$ 8,549	$ 11,530

21

7. MINERAL PROPERTIES

	February 28, 2003				
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Capitalized Costs Recovered	Write-off of Capitalized Costs	Total
a. Auterra Properties	$ 155,000	$ 83,433	$ -	$ -	$ 238,433
b. AR Properties	27,500	77,428	-	-	104,928
c. Haines Gabbro Properties	-	-	-	-	-
	$ 182,500	$ 160,861	$ -	$ -	$ 343,361

	February 28, 2002				
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Capitalized Costs Recovered	Write-off of Capitalized Costs	Total
a. Auterra Properties	$ 155,000	$ 80,860	$ -	$ -	$ 235,860
b. AR Properties	27,500	77,428	-	-	104,928
c. Haines Gabbro Properties	56,720	27,249	(82,359)	(1,610)	-
	$ 239,220	$ 185,537	$ (82,359)	$ (1,610)	$ 340,788

a. Auterra Properties

i) By an Agreement dated January 29, 1998 (amended June 30, 2000), the Company acquired a 100% interest in eight (8) Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division of British Columbia for consideration of $65,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

By an Agreement dated January 29, 1998, the Company acquired a 100% interest in four (4) Crown granted mineral claims located in the Alberni and Victoria Mining Divisions of British Columbia for consideration of $30,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

The properties are subject to a 2% royalty payable on the first 500,000 ounces of gold equivalent produced from the property and a 1% royalty thereafter.

A finder's fee of $8,000 was paid as a result of these Agreements.

7. MINERAL PROPERTIES (CONT'D)

ii) By a Terminated Option Agreement dated August 5, 1999, the Company received 100,000 shares of the capital stock of Cora Resources Ltd. at a price of $0.10 per share.

b. AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty) in twenty-five (25) mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totalling $185,000 as follows:

$ 5,000	on signing of the Agreement (paid);
20,000	upon TSX acceptance;
10,000	on or before October 1, 2001;
25,000	on or before October 1, 2002;
25,000	on or before October 1, 2003;
50,000	on or before October 1, 2004; and
50,000	on or before October 1, 2005.
$ 185,000	

- 100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and

- Incurring exploration and development expenditures totalling $250,000 as follows:

$ 40,000	on or before March 1, 2001 (incurred);
40,000	on or before March 1, 2002;
40,000	on or before March 1, 2003;
40,000	on or before March 1, 2004; and
90,000	on or before March 1, 2005.
$ 250,000	

This agreement is in default. However, notice of termination has not been received from the Optionor.

23

AUTERRA VENTURES INC.
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2003
(FEBRUARY 28, 2002)

7. MINERAL PROPERTIES (CONT'D)

c. Haines Gabbro Properties

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company had acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid included:

- $15,000 paid pursuant to the Underlying Agreement; and
- $41,720 cash to satisfy previously incurred drill program costs (paid);

During the year ended February 28, 2002, LMX repudiated the Agreement. By a Settlement of Judgement Agreement dated March 17, 2002 LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recovery and court costs totalling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgement Agreement (received); and
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

8. DUE TO RELATED PARTIES

Amounts due to Directors and officers, and corporations controlled by the Directors and officers are unsecured, non-interest bearing and have no specific terms of repayment except for an amount totalling $75,730 (2002 - $25,139) due to a corporation controlled by the President of the Company, which accrues interest at the rate of 2% per month.

9. LOAN PAYABLE

The loan payable was unsecured and beared interest at the rate of 8% per annum, compounded semi-annually, not in advance. The loan together with accrued interest was repayable on demand after April 30, 2001.

	February 28, 2003	February 28, 2002
Principal	$ -	$ -
Accrued interest	8,274	7,661
	$ 8,274	$ 7,661

In consideration of the loan, the Company issued 266,667 share purchase warrants. Each warrant was exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or befire January 18, 2002. The warrants expired unexercised.

During the year ended February 28, 2001, the principal portion of the loan was repaid.

10. SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	February 28, 2003		February 28, 2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at beginning of year	7,921,090	$ 2,346,934	7,844,423	$ 2,334,934
Shares issued for:				
Cash	26,667	4,800	76,667	12,000
Balance at end of year	7,947,757	$ 2,351,734	7,921,090	$ 2,346,934

Transactions for the Issue of Share Capital
<u>During the Year Ended February 28, 2003:</u>

The Company issued 26,667 shares at a price of $0.18 per share for the exercise of share purchase warrants.

10. SHARE CAPITAL (CONT'D)

During the Year Ended February 28, 2002:

a. The Company issued 16,667 common shares at a price of $0.18 per share for a total consideration of $3,000 for the exercise of warrants.

b. The Company issued 60,000 common shares at a price of $0.15 per share for a total consideration of $9,000 for the exercise of stock options.

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock options as of February 28, 2003 and February 28, 2002 and changes during the years then ended is as follows:

	February 28, 2003		February 28, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	388,442	$ 0.225	774,442	$ 0.19
Exercised	-	-	(60,000)	(0.15)
Forfeited/cancelled	(388,442)	(0.225)	(326,000)	(0.15)
Options outstanding, end of year	-	$ -	388,442	$ 0.225

11. RELATED PARTY TRANSACTIONS

a) Management fees of $30,000 (2002 - $30,000) were incurred with a corporation controlled by the President of the Company.

b) Interest of $12,071 (2002 - $6,643) and rent of $36,000 (2002 - $19,800) were incurred with a corporation controlled by an Officer of the Company.

c) The mineral property option agreement described in Note 7(a)(ii) was with corporation related by common Directors.

All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. CORPORATE INCOME TAXES

The Company has certain resource related deductions, net of amounts renounced through flow-through share agreements, and other losses, which are available to be offset against future taxable income in Canada. The potential benefit of these deductions are not reflected in these financial statements.

13. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the year ended February 28, 2003 as follows:

	2003	2002
Non-cash financing activities:		
Loan payable	$ 613	$ 578
Non-cash investing activities:		
Mineral property costs recovered	$ -	$ 82,359
Mineral exploration tax credit and exploration grant	(2,265)	23,725
	$ (2,265)	$ 106,084

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

£7

AUTERRA VENTURES INC.
FEBRUARY 28, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 11 of the accompanying financial statements.

The aggregate amount of expenditures incurred with parties not at arms length with the Company were $78,071 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING YEAR ENDED FEBRUARY 28, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commissions and Expenses Paid
May 3/02	Common Shares	Exercise of Warrants	26,667	$ 0.18	$ 4,800	Cash	Nil

B. OPTIONS GRANTED DURING YEAR ENDED FEBRUARY 28, 2003:

NIL.

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2003:

Authorized share capital - 50,000,000 common shares without par value.

A total of 7,947,757 shares have been issued for a total of $2,351,734.

AUTERRA VENTURES INC.
FEBRUARY 28, 2003

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT FEBRUARY 28, 2003:

NIL.

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2003:

Common shares in escrow – 468,750.

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT JULY 7, 2003:

R. Roland	Director/President
S. Kenwood	Director
V. Berar	Director
T. Torrance	Director
B. Harris	Director
D. Beruschi	Secretary

Schedule C: Management Discussion

AUTERRA VENTURES INC.
FEBRUARY 28, 2003

NATURE OF BUSINESS AND LIQUIDITY

Auterra Ventures Inc. is a venture capital company with a mineral exploration business. As all of Auterra's mineral property interests are in the exploration stage, it has no current operating income or cash flow.

RESULTS OF OPERATIONS

Auterra incurred a net loss of $191,415 for the year ended February 28, 2003 as compared to a loss of $231,588 for the comparative period in 2002.

RESOURCE PROPERTY INTERESTS

Rabbit North Property - British Columbia, Canada

In December 2002, Auterra entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 km southwest of the Afton copper-gold Mine near Kamloops, British Columbia, Canada

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines are all close by.

The property holds a large (over 8 km2) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

The past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper-gold mineralization. No reserves or resources have been delineated as yet. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have neverbeen drilled.

New High Grade Gold at Rabbit North

The last drilling campaign in 1997 uncovered a very important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

AUTERRA VENTURES INC.
FEBRUARY 28, 2003

Now this exploration target is a high grade gold zone like the Snip Mine in Northern British Columbia. Like the gold at Rabbit North, the Snip mine is also located in the margins of a large copper gold porphyry system. Snip has past production of 1.3 mt @ 24.53 g/t Au (recovered grade). A second encouraging important development at Rabbit North was the 1996 Enzyme Leach sampling done over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities with alkaline environments like Afton testify to the potential for very significant copper-gold mineralization at Rabbit North.

Overall, exploration is very encouraging as the introduction of enzyme leach geochemistry has opened up new drill targets for a significant copper-gold porphyry deposit and the important discovery of high grade gold in the most recent drill holes has brought the potential for Snip-like high grade gold into focus for the first time.

A drilling and trenching program is being planned to explore for both types of deposits. A total of 11 independent drilling targets for high grade gold and for copper-gold have been identified

The option agreement provides Auterra with the option to acquire the property for issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years. The requirements in the initial year are: 100,000 shares due upon acceptance for filling by the TSX Venture Exchange, $15,000 cash (paid) and $100,000 worth of exploration work. The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by Auterra for cash. Subsequent to this year-end report the option agreement was submitted to the TSX Venture Exchange for acceptance for filing, which is still pending.

<u>Cairn Gold Properties - British Columbia, Canada</u>

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares. The Toodoggone Mining District area has a rich history of exploration and mining and is home to both producing and past-producing gold, silver and copper deposits including the Kemess South Mine owned by Northgate Exploration Ltd., and the past producing Lawyers, Baker and Shasta gold deposits located to the north of the Cairn claims. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia.

The Cairn property contains structurally-controlled skarn showings with copper, zinc and silver. Two discovery locations on the property have been targeted for exploration and returned is grade mineralization including samples of up to 9.99% Cu, 245 g/t Ag, 8.8% Zn. In addition, independent samples collected by Royal Oaks Mines Inc. during 1998 reportedly returned up to 11.85% Cu and 17.2% Zn.

AUTERRA VENTURES INC.
FEBRUARY 28, 2003

Royal Oak attempted to acquire an interest in the Cairn property but negotiations were terminated when Royal Oak was unable to meet Auterra's terms. We were also approached by Northgate explorations, the successor of Royal Oak, with a proposal to acquire the Cairn. No agreement was concluded. In August 1999, Auterra entered into a joint venture agreement with Cora Resources Ltd. to explore the Cairn Property. This agreement was terminated during the fiscal year 2002, Cora not having complied with the terms.

Auterra is very encouraged by the higher grade copper and silver on the Cairn property with compared with lower bulk grade at Kemess. The aim of our exploration is to define higher grade copper and silver that could be a compliment to the low grade copper-gold at the nearby mill of Northgate's Kemess South Mine.

Castle Mountain Property – North Toodoggone, British Columbia, Canada

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

Golden Eagle Gold Property—Vancouver Island, British Columbia, Canada

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, Auterra believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

AUTERRA VENTURES INC.
FEBRUARY 28, 2003

The AR Property is an excellent exploration target with the potential to host an economic PGE deposit. The Company conducted mapping, sampling, road rehabilitation, blast trenching and additional staking on the Arch Creek Property in the fall of 2000. Results from this work program were successful in locating new zones with the potential to host high grade PGE mineralization. Additional work in 2001 included further sampling of previously identified zones of mineralization. A ground VLF and magnetic survey to further identify areas of potential mineralization. A ground VLF and magnetic survey to further identify areas of potential mineralization and to identify subsurface extensions of units with mineralized potential. Grab samples collected returned values up to 0.147 g/t Pt and 0.190 g/t Pd and one sample returned up to 0.17% Cu. In September 2000 Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company, to acquire an interest in the AR Platinum Palladium Property. Under the joint venture agreement, Auterra has the right to earn a 70% undivided interest in the AR Property by making cash payments to Cabin Creek totalling $185,000 over a 5-year period, and issuing 100,000 common shares of Auterra. Auterra must also fund exploration costs of $250,000 over a period of 5-years. The parties continue to negotiate the agreement, with a view to extending the terms under which Auterra can earn its interest in the property.

MANAGEMENT

Mr. R. Roland, V. Berar, T. Torrance, Brian Harris and S. Kenwood P. Geo, are Directors of Auterra. Mr. Roland is President and Chief Executive Officer.

INVESTOR RELATIONS ACTIVITIES

In October, 2001 Auterra entered into an agreement with Ms. S. Haywood to provide corporate public relation services on a month-to-month basis. This agreement was terminated during the year ended February 28, 2003.

OUTLOOK

Auterra is planning to conduct exploration at the Rabbit North Property including trenching and drilling the Rabbit north high grade gold and copper- gold targets commencing in the fall of 2003.

Auterra is actively pursuing the possible further joint venture of its Cairn Gold Property with a mining company and has begun discussions relating thereto. The Cairn Gold Property has received considerable interest following recent exploration in the area by Northgate Exploration.